EXHIBIT 99.5: PRESS RELEASE
LDK Signs Seven-Year Wafer Supply Agreement with
Hyundai Heavy Industries Co., Ltd.
XINYU CITY, China and SUNNYVALE, Calif., August 29, 2008 — LDK Solar Co., Ltd (“LDK Solar”; NYSE: LDK), a leading manufacturer of solar wafers, today announced that it has signed a seven-year contract to supply multicrystalline solar wafers to Republic of Korea-based Hyundai Heavy Industries Co., Ltd (HHI).
Under the terms of the agreement, LDK Solar will deliver approximately 440 MW of multicrystalline silicon solar wafers to Hyundai Heavy Industries Co., Ltd over a seven-year period, commencing in 2009 and extending through 2015. Hyundai Heavy Industries Co., Ltd will make a down payment representing a portion of the contract value to LDK Solar.
“We are pleased to have entered into an additional agreement with Hyundai Heavy Industries Co., Ltd. and build upon our partnership,” stated Mr. Xiaofeng Peng, Chairman and CEO of LDK Solar. “We continue to support HHI as they expand their presence in the solar markets.”
“As we continue to grow our solar business and meet the growing demand for our products in Korea and globally, we are excited to strengthen our long-term wafer supply pipeline by reaching this agreement to secure additional high-quality wafers from LDK Solar,” commented Kwon-Tae Kim, HHI’s Executive Vice President.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. Its office in the United States is located in Sunnyvale, California.
About Hyundai Heavy Industries Co., Ltd.
Hyundai Heavy Industries (HHI) is an integrated heavy industries company with six divisions such as shipbuilding and electro electric systems, and combines all of HHI’s interests in renewable energies like solar, wind, electric vehicles for low carbon transport, combined gas-fired power generation, and distributed energy for emerging markets. HHI’s solar business office and factory are located in Eumseong, Korea, and its headquarters and most of the facilities in Ulsan city, Korea.
Safe Harbor/Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its activities; the effectiveness, profitability, and marketability of its products; the future trading of its securities; the ability of LDK Solar to operate as a public company; the period of time for which its current liquidity will enable LDK Solar to fund its operations; its ability to protect its proprietary information; general economic and business conditions; the volatility of its operating results and financial condition; its ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about LDK Solar and the industry.
LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although LDK Solar believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801